Sime Darby

Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

02 OCT -9 AM 9:07

LETTER FOR MAINTENANCE OF EXEMPTION

8th October 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. (202) 942 9624 / 9638
No. of Pages : 2

02055290

SUPPL

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

Enclosed is a copy of the following document submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. Public announcement, replying to a query from the Kuala Lumpur Stock Exchange on the news article appearing on Bloomberg entitled "Plantation Shares Ignore Merger Report" - released on 8th October 2002.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

PROCESSED
OCT 23 2002
THOMSON
FINANCIAL

dw 10/9

Encl.

c.c. Mr. Andres Estay
The Bank of New York

Fax: (212) 571-3050

/ggk/ADR

Form Version 2.0

General Announcement

Submitted by S DARBY on 08-10-2002 05:35:01 PM
Reference No SD-021008-58110

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	SIME DARBY BERHAD
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

* Type : ○ Announcement ● Reply to query
Query letter by KLSE reference no. : CY-021008-45215

* Subject :
Article entitled "Plantation Shares Ignore Merger Report"

* **Contents :-**

We refer to the letter from the Kuala Lumpur Stock Exchange ("the Exchange") to Sime Darby Berhad ("Sime Darby" or "the Company") dated 8th October 2002 and the news article appearing on Bloomberg on Monday, 7th October 2002 which states that Permodalan Nasional Berhad ("PNB") is mulling a plan to merge the rubber and oil palm plantations of Guthrie, Golden Hope, Sime Darby, Island & Peninsular and Austral Enterprises.

Sime Darby wishes to inform the Exchange that the Company has not been advised of any plan by PNB to merge the rubber and oil palm plantations of PNB investee companies. The Company is not aware of the basis of the abovementioned news article.

This announcement is dated 8th October 2002.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: